                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                               Arotech Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   042682-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Steven M. Plon, Esquire, Plon & Associates, P.C.
     1835 Market Street, Suite 1215, Philadelphia, PA 19103, (215) 979-7603
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2003
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  284871-10-0                                               Page 2 of 9

         1. Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only)...... Leon S. Gross

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
.................................................................................
                  (b)
.................................................................................

         3. SEC Use Only
.................................................................................

         4. Source of Funds (See Instructions)
.................................................................................

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

         6. Citizenship or Place of Organization .....United States of America

Number of Shares Beneficially Owned by
Each Reporting Person With

         7. Sole Voting Power....... 3,072,869 [includes 35,000 options to purchase common stock]

         8. Shared Voting Power ....... 450,665 are held jointly as a Co-Trustee of the Rose Gross Charitable Foundation

         9. Sole Dispositive Power .........3,072,869 [includes 35,000 options to purchase common stock]

        10. Shared Dispositive Power ........ 450,665 are held jointly as a
            Co-Trustee of the Rose Gross Charitable Foundation

        11. Aggregate Amount Beneficially Owned by Each Reporting Person........
3,523,534 [includes 35,000 options to purchase common stock].

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...........

        13. Percent of Class Represented by Amount in Row (11)...8.8% of the issued and outstanding stock (1)

        14. Type of Reporting Person (See Instructions)
................................Individual.......................................

(1) Based upon 40,078,032 shares of common stock outstanding as reported in the Issuer's Proxy dated August 6, 2003, and assuming exercise of options to purchase 35,000 Shares held by Mr. Gross.

                        AMENDMENT NO. 18 TO SCHEDULE 13D

         This Amendment No. 18 to the Schedule 13D originally dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to Schedule 13D dated October 11, 1996, the Fourth Amendment to
Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to Schedule 13D dated September 28, 1998, the Eighth Amendment to Schedule 13D dated October 14, 1999, the Ninth Amendment to Schedule 13D dated October 28, 1999, the Tenth Amendment to Schedule 13D dated January 12, 2000, the Eleventh Amendment to Schedule 13D dated June 26, 2000, the Twelfth Amendment to Schedule 13D dated October 20, 2000, the Thirteenth Amendment to
Schedule 13D dated January 16, 2001, the Fourteenth Amendment to Schedule 13D dated April 3, 2001, the Fifteenth Amendment to Schedule 13D dated January 14, 2002, the Sixteenth Amendment to Schedule 13D dated August 14, 2003, and the Seventeenth Amendment to Schedule 13D dated September 10, 2003 (the "Existing
Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.


Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.
         --------------------------------------------------------------------

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraph:

         Pursuant to the terms of a Securities Purchase Agreement dated September 30, 2003 (the "Purchase Agreement") by and between the Issuer and six institutional investors (the "Investors"), the Issuer issued and sold to the Investors certain Debentures and Warrants and agreed to sell certain additional Debentures and Warrants. In connection with the Purchase Agreement, Mr. Gross has entered into a Voting Agreement dated as of September 30, 2003 among the Investors and the Company (the "Voting Agreement") pursuant to which he has agreed to vote in favor of the issuance of said debentures and warrants in the event the issue is brought to a vote at a shareholders meeting held on or before December 31, 2004. A copy of the Voting Agreement is attached hereto as Exhibit 1.

Item 7.  Material to Filed as Exhibits.
         ------------------------------

Exhibit 1 - Voting Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2003
------------------------------
Date

/s/ Leon S. Gross
------------------------------
Leon S. Gross

                                    Exhibit 1
                                    ---------

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of September 30, 2003 (this "Agreement"), by the shareholder of Arotech Corporation, a Delaware corporation (f/k/a Electric Fuel Corporation, the "Company") listed on the signature pages hereto under the heading "Shareholder" (the "Shareholder"), the Company and the investors listed on the signature pages hereto under the heading "Investors") (each, an "Investor" and collectively, the "Investors").

                  WHEREAS, the Investors and the Company have entered into a (i) Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have agreed to purchase, an aggregate of up to $11 million of 8% secured convertible debentures of the Company (together with any debentures issued in replacement or exchange thereof in accordance with the terms thereof, the "Debentures"), which Debentures shall be convertible into shares of Common Stock, par value $0.01 per share, of the Company (the "Common Shares"), in accordance with the terms of the Debentures;

                  WHEREAS, as of the date hereof, the Shareholder owns 3,037,869 Common Shares and is co-trustee of the Rose Gross Charitable Foundation (the "Foundation") which owns 450,665 Common Shares, which represent in the aggregate 8.8% of the total issued and outstanding capital stock of the Company; and

                  WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that the Shareholder agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, the Shareholder has agreed, to enter into this Agreement with respect to all the Common Shares now owned and which may hereafter be acquired by the Shareholders (the "Shares") and any other securities, if any, which the Shareholder is entitled to vote at any meeting of shareholders of the Company (the "Other Securities").

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                            PROXY OF THE STOCKHOLDERS
                            -------------------------

                  SECTION 1.01. Voting Agreement. The Shareholder hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by consent of the Company, of the shareholders shall vote the Shares and the Other Securities (to the extent the Shareholder has the right to vote such Other Securities) in favor of any matters relating to the Transaction, including, without limitation the matters described in Section 4.11 of the Securities Purchase Agreement. The obligations of the Shareholder under this
Section 1.01 shall terminate on the later to occur of (i) the occurrence and tabulation of votes at the shareholder meeting of the Company contemplated by
Section 4.11 of the Securities Purchase Agreement and (ii) the date that is December 31, 2004.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
               --------------------------------------------------

                  The Shareholder hereby represents and warrants to the Investors as follows:

                  SECTION 2.01. Authority Relative to This Agreement. Each Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

                  SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Shareholder or by which the Shares or the Other Securities owned by such Shareholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares or Other Securities owned by such Shareholder are bound or affected.

                  (b) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity except for filings by the Shareholder with the Securities and Exchange Commission (which shall include an amendment to the Shareholder's 13D filing, including attached a copy of this Agreement as an exhibit thereto).

                  SECTION 2.03. Title to the Shares. As of the date hereof, each Shareholder is the beneficial owner of the number of Common Shares set forth opposite such Shareholder's name on Appendix A hereto entitled to vote, without restriction, on all matters brought before holders of capital stock, which Shares represent on the date hereof the percentage of the outstanding Common Shares set forth on such Appendix. Such Shares are all the securities of the Company owned, either of record or beneficially, by such Shareholder other than stock options for the purchase of up to 35,000 Common Shares of the Company. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Shareholder's voting rights, charges and other encumbrances of any nature whatsoever other than the Voting Agreement, dated September 30, 1996 (the "Shareholder Voting Agreement"), as amended among the Shareholder, Robert Ehrlich and Yehuda Harats and, with respect to the Shares held by the Foundation, the Shareholder is only the co-trustee of the Foundation and the Shares would be subject to any applicable restrictions contained in the indenture of trust creating the Foundation. No Shareholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Shareholder except as may be provided in the Shareholder Voting Agreement.

                                   ARTICLE III

                                    COVENANTS
                                    ---------

                  SECTION 3.01. Company Cooperation. The Company agrees to use its best efforts to ensure that at any time in which any shareholder approval is required pursuant to Section 4.11 of the Securities Purchase Agreement, it will cause holders of Common Shares or Other Securities representing the percentage of outstanding capital stock required to vote in favor of the Transaction in order for the Company to comply with its obligations under Section 4.11 of the Securities Purchase Agreement to become party to and bound by the terms and conditions of this Agreement and the Common Shares of the Company and Other Securities held by such holders to be subject to the terms and conditions of this Agreement.

                                   ARTICLE IV

                                  MISCELLANEOUS
                                  -------------

                  SECTION 4.01. Further Assurances. Each Shareholder will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

                  SECTION 4.02. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  SECTION 4.03. Entire Agreement. This Agreement constitutes the entire agreement between the Investors, the Shareholders and the Company (other than the Securities Purchase Agreement) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Investors, the Shareholders and the Company with respect to the subject matter hereof.

                  SECTION 4.04. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  SECTION 4.06. Jurisdiction. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the state and federal courts located in Philadelphia, Pennsylvania. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of Pennsylvania by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and the Shareholder irrevocably waive, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. Each of the Company and the Shareholder hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement.

                  SECTION 4.07 Notice. A copy of all notices to the Shareholder shall be sent to the Shareholder's counsel at the following address:

                  Steven M. Plon, Esquire
                  Plon & Associates, P.C.
                  1835 Market Street, Suite 1215
                  Philadelphia, PA 19103
                  Fax No. 215-979-7619
                  Email: splon@plonlaw.com

                  SECTION 4.08. Successors/Transferees. This Agreement shall be binding upon the parties' respective successors, heirs, personal representatives and assigns; provided, however, that this Agreement shall not be binding upon any purchasers of Shareholder's Shares or Other Securities who purchased the Shareholder's Shares or Other Securities in a bona-fide arms-length transaction, which may include such a private or public sale of such Shares or Other Securities.

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                                                                     Page 8 of 9

                  IN WITNESS WHEREOF, the Shareholder and the Company has duly executed this Agreement.

                                         THE COMPANY:

                                         AEROTECH CORPORATION

                                         By:  ___________________________
                                              Name:
                                              Title:
Dated: September __, 2003



                                        SHAREHOLDER:


Dated: September 30, 2003               ___________________________
                                        Leon S. Gross


Agreed and Accepted
as of: September __, 2003

INVESTORS:

SMITHFIELD FIDUCIARY LLC


By:__________________________________
      Name:
      Title:

OMICRON MASTER TRUST


By:__________________________________
      Name:
      Title:

PORTSIDE GROWTH AND OPPORTUNITY FUND


By:__________________________________
      Name:
      Title:

MAINFIELD ENTERPRISES INC.


By:__________________________________
      Name:
      Title:

CRANSHIRE CAPITAL L.P.


By:__________________________________
      Name:
      Title:

CLEVELAND OVERSEAS LTD.


By:__________________________________
      Name:
      Title:

                                   APPENDIX A
                                   ----------

                                                                          Total Percentage of
 Shareholder                    Shares              Other Securities       Shares Outstanding
 -----------                    ------              ----------------       -------------------

 Leon S. Gross, as co trustee   450,665
 of the Rose Gross Charitable
 Foundation


 Leon S. Gross                  3,037,869


 TOTAL                          3,488,534                                  8.8% (in the
                                                                           aggregate, including
                                                                           Foundation's shares)
